Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

1128-789 West Pender Street

Vancouver, BC

V6C 1H2 (the “Company”)

Item 2

Date of Material Change

November 21, 2016

Item 3

News Release

The news release was disseminated on November 18, 2016 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced its received TSX Venture Exchange acceptance to consolidate all of the issued common shares of the Company on the basis of every four (4) old common shares being consolidated into one (1) new common share.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that further to its news release dated November 1, 2016, it has received TSX Venture Exchange approval to consolidate all of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of every four (4) old common shares being consolidated into one (1) new common share (the “Share Consolidation”).

At the opening of trading on November 21, 2016, the CUSIP and ISIN numbers of the Company will change to 92143R204 and CA92143R2046 respectively.  The Company’s name will not change, however the new trading symbol will be “VANC”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

VANC Pharmaceuticals Inc.

Material Change Report

Dated November 21, 2016

Item 8

Executive Officer

Eugene Beukman, Director and Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

November 21, 2016